SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number 1-8097

ENSCO Savings Plan
(Full title of the plan)

ENSCO International Incorporated
500 North Akard Street
Suite 4300
Dallas, Texas 75201-3331
(Name and address of principal executive office of issuer)

     The financial statements listed in the accompanying table of contents on the following page are filed as part of this Form 11-K.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENSCO Savings Plan

Date: June 28, 2005	/s/ DAVID A. ARMOUR By: David A. Armour Controller

ENSCO SAVINGS PLAN TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator and Participants of the
ENSCO Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ENSCO Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ENSCO Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
     KPMG LLP

Dallas, Texas
June 3, 2005

ENSCO SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
Cash and cash equivalents	$ 84,110	$ 280,227
Receivables:
Participant contributions	--	159,290
Participant loan interest payments	--	8,030
Employer contributions	3,426,401	3,748,396
Investments, at fair value (Note 4)	137,624,022	117,559,962

Total assets	141,134,533	121,755,905

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$141,134,533	$121,755,905

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$ 3,225,530	$ 2,585,424
Participant contributions	7,754,865	7,803,210
Employer contributions	7,527,925	8,260,063
Net appreciation (depreciation) in the fair value of investments	10,764,115	5,618,203

Total additions	29,272,435	24,266,900

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	9,845,652	13,032,066
Loan fees	48,155	23,541

Total deductions	9,893,807	13,055,607

NET ADDITIONS	19,378,628	11,211,293

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	121,755,905	110,544,612

End of year	$141,134,533	$121,755,905

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   PLAN ORGANIZATION AND DESCRIPTION

The ENSCO Savings Plan (the “Plan”) is a defined contribution tax deferred savings plan available to employees of ENSCO International Incorporated and subsidiary companies (the “Company”). The Plan was established to provide a retirement benefit for employees through a Company profit sharing contribution, and matching contributions based on employee contributions, and to promote and encourage employees to provide additional security and income for their retirement through a systematic savings program. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participation

Employees of the Company may participate in the Plan upon completing certain service requirements, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement and certain nonresident employees. Eligible employees (“Savings Participants”) may elect to participate in the employee savings feature of the Plan after completing three months of service with the Company prior to January 1, 2004, and one month of service with the Company after December 31, 2003. The entry date with respect to an eligible employee’s ability to make 401(k) contributions is the first business day of the month following the month during which the employee satisfies eligibility and participation requirements. Eligible employees automatically participate in the profit sharing feature of the Plan after completing a 12-month period of service with the Company, as defined.

Contributions

Savings Participants may elect to make contributions to the Plan by salary deferrals (“Savings Contributions”), which qualify for tax deferral under Section 401(k) of the Internal Revenue Code (“the Code”). Savings Contributions are generally limited to the lesser of 50% of the Savings Participant’s compensation, or the annual dollar limitation set forth in Section 402(g) of the Code ($13,000 and $12,000 for the years ended December 31, 2004 and 2003, respectively). Within certain limits, as defined in the Plan, Savings Participants may elect to increase, decrease or suspend their Savings Contributions and corresponding salary deductions.

At the discretion of its Board of Directors, the Company may make contributions to the Plan for the benefit of Savings Participants (“Matching Contributions”). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. Matching Contributions are allocated to individual Savings Participants pro rata based on their respective Savings Contributions for the Plan year. The Company made Matching Contributions to active participant employee accounts as follows:

	Matching Percentage
Contribution Level	2004	2003

First 5% of base pay	100%	100%

Total Matching Contributions for the years ended December 31, 2004 and 2003 were approximately $4.1 million and $4.7 million, respectively. Matching Contributions are disclosed net of $900,000 and $2.2 million of forfeitures in 2004 and 2003, respectively. Receivables for Matching Contributions were $104,961 at December 31, 2003. There were no receivables for matching contributions at December 31, 2004.

At the discretion of its Board of Directors, the Company may also make annual contributions to the Plan for the benefit of all eligible employees (“Profit Sharing Contributions”). The Company may make Profit Sharing Contributions either in cash or in the Company’s common stock. Annual Profit Sharing Contributions are allocated to eligible employees based on their proportionate compensation. The 2004 and 2003 Profit Sharing Contributions awarded in cash were approximately $3.4 million and $3.6 million, respectively. At December 31, 2004 and 2003, the Plan recorded receivables from the Company in the amount of approximately $3.4 million and $3.6 million, respectively, related to the 2004 and 2003 Profit Sharing Contributions, which were paid in March 2005 and 2004.

The Plan limits the sum of a participant’s annual Savings Contributions and Matching Contribution and Profit Sharing Contribution (“Company Contributions”) to the lesser of $41,000 for 2004, $40,000 for 2003 or 100% of the Plan participant’s compensation as defined by the Plan document. Under certain circumstances, Plan participants may make contributions to the Plan in the form of rollover contributions (“Rollover Contributions”). A Rollover Contribution is an eligible rollover contribution transferred to the Plan from another qualified plan pursuant to an employee's election as described in the Code.

Plan Administration

T. Rowe Price Trust Company ("T. Rowe Price") serves as the asset custodian and investment manager for the Plan's trust fund and executes all investment actions at the discretion of Plan participants. Recordkeeping responsibilities are maintained by T. Rowe Price.

Vesting

A Plan participant’s Matching Contribution account balance and Profit Sharing Contribution account balance shall become vested and nonforfeitable upon the completion of certain years of service with the Company, as follows:

Completed years of service	Vested percentage

Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six or more years	100%

A Plan participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing Contribution account balance upon certain events, including death or disability, attaining the age of 60, or a full termination of the Plan. Upon partial termination of the Plan, affected participants become fully vested in their Matching Contribution and Profit Sharing Contribution account balances. A Plan participant’s Savings Contribution account balance and Rollover Contribution account balance are fully vested at all times.

Upon completion of each Plan year, the nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan participants are forfeited (“forfeitures”) to the Plan and may be used to reduce the amount due or administrative expenses to be paid by the Company on behalf of the Plan. The Plan used forfeitures of $900,000 and $2.2 million to reduce a portion of the Company's Matching Contributions for 2004 and 2003, respectively.

Distributions

Distributions of a Plan participant’s Savings Contribution account and Rollover Contribution account and the vested portion of a participant’s Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service ("IRS") regulations. At December 31, 2004 and 2003, all persons had been paid who elected to withdraw from the Plan.

Investments

The Plan allows participants to direct all contributions among a number of different investment choices managed by T. Rowe Price, and Company stock. Earnings and losses incurred by investments are allocated pro rata to participant's accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

The Plan’s investments are stated at fair value, except for the Stable Value Common Trust Fund, which is stated at contract value (Note 3). The Plan’s investments are principally comprised of the Company’s common stock and mutual funds. The fair value of the Plan’s investments is determined by T. Rowe Price and is based on quoted market prices.

Purchases and sales of mutual funds and the Company’s common stock are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Net appreciation (depreciation) is calculated based on beginning of the year market values of investments to the date of sale and the purchase price, if purchased during the year, to the end of the year market value.

Distributions

Distributions of benefits to participants are recorded when paid.

Loans

Approved loans to eligible participants shall be granted from the participants’ vested accounts on a pro rata basis. The interest rate is a fixed rate determined monthly. All loans must be secured with an irrevocable pledge assignment. Loan payments are generally made through a participant payroll deduction. Loans shall not exceed the limitations listed in the Plan document, which are the lesser of 50% of the participant's vested balance or $50,000. The Plan allows no more than two outstanding loans at a time to any one participant.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related changes in net assets available for plan benefits, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

3.   INVESTMENT CONTRACTS

The Plan's investment in the T. Rowe Price Stable Value Common Trust Fund holds substantial investments in Guaranteed Investment Contracts, Bank Investment Contracts and Synthetic Investment Contracts. The fund is carried at contract value. The value of the underlying contracts consist of changes in principal value, reinvested dividends and capital gains distributions, and approximates fair market value. The fund is fully benefit responsive and contains no limitations on liquidity guarantees. The stated interest rates of the contracts vary and the average yields for the years ended December 31, 2004 and 2003 were 3.93% and 4.27%, respectively, after expenses.

4.   PLAN INVESTMENTS

Plan investments that represent 5% or more of the Plan’s net assets are identified as follows:

	December 31,
	2004	2003
Investment at Fair Value as Determined by
Quoted Market Price

Mutual Funds:
Mid-Cap Growth Fund	$ 7,321,946	$ 5,231,315	*
Spectrum Growth Fund	11,011,641	9,568,490
Other Funds	29,191,474	23,246,109
Common Stock:
ENSCO International Incorporated	35,183,861	37,318,312

	82,708,922	75,364,226

Investment at Contract Value:
Stable Value Common Trust Fund	45,008,778	35,949,605

Loan Fund	9,906,322	6,246,131

Total Investments	$137,624,022	$117,559,962

*Did not exceed 5% in 2003.

During 2004 and 2003, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:
	2004	2003

Company stock	$ 6,381,677	$(2,390,313)
Mutual funds	4,382,438	8,008,516

	$10,764,115	$ 5,618,203

At December 31, 2004 and 2003, the Plan’s investment in the Company’s common stock was based on the closing price on such dates of $31.74 per share and $27.17 per share, respectively. Like any investment in publicly traded securities, the Company’s common stock is subject to price changes. During 2004 and 2003, the high and low prices for the Company’s common stock were $34.15 and $24.95 and $31.10 and $23.58, respectively.

5.   ADMINISTRATIVE FEES

The Plan has no employees. All administrative expenses of the Plan have been paid for by the Company.

6.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.   TAX STATUS

Management believes that the Plan is qualified under Section 401(a) of the Code and therefore the trust is exempt from taxation under Section 501(a). A favorable IRS determination letter dated September 21, 1995 was received for the Plan. The Plan was amended subsequent to the 1995 determination letter and a favorable IRS determination letter dated April 4, 2003 has been received for the amended and restated Plan. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Supplemental Information Schedule I

ENSCO SAVINGS PLAN Schedule H, Line 4i (Form 5500) - Schedule of Assets (Held at End of Year) at December 31, 2004

Identity of issue or	Description of	Rate of	Current
party involved	investment	interest	value

T. Rowe Price:
*T. Rowe Price Stable
Value Common Trust Fund	Common Trust Fund	3.34% - 7.83%	$ 45,008,778
*Balanced Fund	Mutual Fund	-	6,484,147
*Spectrum Income Fund	Mutual Fund	-	6,503,264
*Spectrum Growth Fund	Mutual Fund	-	11,011,641
*Blue Chip Growth Fund	Mutual Fund	-	6,779,114
*Equity Income Fund	Mutual Fund	-	1,858,231
*Equity Index 500 Fund	Mutual Fund	-	3,599,915
*Mid-Cap Growth Fund	Mutual Fund	-	7,321,946
*Small-Cap Stock Fund	Mutual Fund	-	3,966,803

			92,533,839

Employer securities:
*ENSCO International Incorporated	ENSCO International Incorporated Common Stock	-	35,183,861

*Loan Fund	Participant Loans	5.00% - 10.50%	9,906,322

			$137,624,022

*Party-in-interest

See accompanying independent registered public accounting firm's report.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement No. 33-40282 on Form S-8 of ENSCO International Incorporated of our report dated June 3, 2005 relating to the statements of net assets available for plan benefits of the ENSCO Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year), which report appears in the December 31, 2004 annual report on Form 11-K of the ENSCO Savings Plan.

/s/ KPMG LLP KPMG LLP Dallas, Texas June 28, 2005

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